SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

CommonWealth REIT

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

203233101

(CUSIP Number)

Keith Meister

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Richard O’Toole

Related Fund Management, LLC

60 Columbus Circle

New York, New York 10023

(212) 421-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203233101

1	Names of reporting persons CORVEX MANAGEMENT LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) PN; IA

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Related Persons (as defined in this Schedule 13D) (the “Related Shares”) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D) (the “Additional Shares”). Each of the Corvex Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Related Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons KEITH MEISTER
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) IN

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Related Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Corvex Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Related Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons RELATED FUND MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) IA

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) (the “Corvex Shares”) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND GP-A, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) OO

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND GP, LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) PN

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND, LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) PN

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons RRERF ACQUISITION, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,360,154.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,360,154.441*
11	Aggregate amount beneficially owned by each reporting person 11,360,154.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%**
14	Type of reporting person (see instructions) OO

*	Includes (i) 5,675,250 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,654.441 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,388,202.3752 Shares outstanding, comprised of (i) 684.3752 Shares which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 ½% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

CUSIP No. 203233101

1	Names of reporting persons DAVID R. JOHNSON
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,654.441*
	9	Sole dispositive power 0
	10	Shared dispositive power 9,654.441*
11	Aggregate amount beneficially owned by each reporting person 9,654.441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) —**
14	Type of reporting person (see instructions) IN

*

Includes 684.3752 common shares of beneficial interest of the Issuer which would be received upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share).

**

Less than 1% based upon an aggregate of 118,388,202.3752 Shares, comprised of (i) 684.3752 Shares which would be outstanding upon the conversion of Mr. Johnson’s 1,423.4834 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,387,518 Shares of beneficial interest outstanding as of November 4, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, filed with the SEC on November 7, 2013.

This Amendment No. 14 to the Schedule 13D (this “Amendment No. 14”) relates to the common shares of beneficial interest, par value $0.01 per share (the “Shares”), of CommonWealth REIT, a Maryland real estate investment trust (the “Issuer” or “CommonWealth”) and amends the Schedule 13D filed on February 26, 2013, as amended by Amendment No. 1 thereto, filed with the SEC on February 27, 2013, Amendment No. 2 thereto, filed with the SEC on March 4, 2013, Amendment No. 3 thereto, filed with the SEC on March 4, 2013, Amendment No. 4 thereto, filed with the SEC on March 11, 2013, Amendment No. 5 thereto, filed with the SEC on March 13, 2013, Amendment No. 6 thereto, filed with the SEC on March 15, 2013, Amendment No. 7 thereto, filed with the SEC on March 28, 2013, Amendment No. 8 thereto, filed with the SEC on April 12, 2013, Amendment No. 9 thereto, filed with the SEC on April 18, 2013, Amendment No. 10 thereto, filed with the SEC on June 20, 2013, Amendment No. 11 thereto, filed with the SEC on June 24, 2013, Amendment No. 12 thereto, filed with the SEC on August 8, 2013 and Amendment No. 13 thereto, filed with the SEC on November 19, 2013 (the “Original Schedule 13D” and, together with this Amendment No. 14, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 14 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 14 is being filed by (i) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, (ii) Related Fund Management, LLC, a Delaware limited liability company (“Related”), Related Real Estate Recovery Fund GP-A, LLC, a Delaware limited liability company, Related Real Estate Recovery Fund GP, L.P., a Delaware limited partnership, Related Real Estate Recovery Fund, L.P., a Delaware limited partnership, and RRERF Acquisition, LLC, a Delaware limited liability company and (iii) David R. Johnson (the “Individual Shareholder”).

This Amendment No. 14 is being filed to amend Item 4 and Item 7 of the Schedule 13D as follows:

Item 4	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding thereto the following:

On November 25, 2013, Corvex and Related notified the arbitration panel, the Issuer and the Issuer’s board of trustees, of their intention to pursue a new consent solicitation to remove the entire board of trustees of the Issuer in accordance with the procedures set forth in the arbitration panel’s interim award. This notification letter attached a request, pursuant to §8 402(b)(2) and §2-513 of the Maryland General Corporation Law, to inspect certain records of the Issuer. The notification letter is attached as Exhibit 30 and incorporated by reference in this Item 4 in its entirety. In addition, on November 25, 2013, Corvex and Related issued a press release regarding their delivery of the formal notice of their intention to pursue a new consent solicitation. The press release is attached as Exhibit 31 and incorporated by reference in this Item 4 in its entirety.

Item 7	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit 30	Letter to Arbitration Panel, the Issuer and the Issuer’s board of trustees dated November 25, 2013

Exhibit 31	Press Release dated November 25, 2013

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 25, 2013	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: November 25, 2013	KEITH MEISTER

	By:	/s/ Keith Meister

Date: November 25, 2013	RELATED FUND MANAGEMENT, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: November 25, 2013	RELATED REAL ESTATE RECOVERY FUND GP-A, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: November 25, 2013	RELATED REAL ESTATE RECOVERY FUND GP, L.P.

By: Related Real Estate Recovery Fund GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: November 25, 2013	RELATED REAL ESTATE RECOVERY FUND, L.P.

By: Related Real Estate Recovery Fund GP, L.P., its general partner
By: Related Real Estate Recovery Fund GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: November 25, 2013	RRERF ACQUISITION, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: November 25, 2013	DAVID R. JOHNSON

	By:	/s/ David R. Johnson